LIQUOR DEPOT LIQUOR WORLD

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

06017932

RECEIVED
SEC MAIL PROCESSING
OCT 2 0 2006
SECTION

SUPPL

October 13, 2006

VIA CANADA POST

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

1. News release, dated October 13, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned at (780) 702-2392 if you have any questions about the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Tory Thibaudeau
Corporate Paralegal

Encl.

PROCESSED
NOV 0 2 2006
THOMSON
FINANCIAL

File No. 82-34937

October 2006

Liquor Stores Income Fund Announces October Cash Distribution

EDMONTON, Alberta, October 13, 2006 – Liquor Stores Income Fund (the "Fund") (TSX:"LIQ.UN") announced today a cash distribution of $0.1167 per trust unit for the month of October 2006. The distribution will be paid on November 15, 2006 to holders of record of trust units on October 31, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership ("Liquor Stores LP").

Liquor Stores Income Fund is Western Canada's largest operator of private liquor stores by number of stores. The fund currently operates 102 stores.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

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For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179